UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Wentworth V, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

950712 10 9
(CUSIP Number)

Luca Toscani
5251 DTC Parkway, Suite 1090
Greenwood Village, CO 80111
(720) 889-0133
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 27, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Luca Toscani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	___________________________________________________________
	(b)	___________________________________________________________

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Italy

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 0

	8.	Shared Voting Power

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”) of Wentworth V, Inc., whose principal executive offices are located at 936A Beachland Boulevard, Suite 13, Vero Beach, FL 32963 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Luca Toscani (the “Reporting Person”).

(b) The business address of the Reporting Person is 5251 DTC Parkway, Suite 1090, Greenwood Village, CO 80111.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is an employee of Keating Investments, LLC located at 5251 DTC Parkway, Suite 1090, Greenwood Village, CO 80111.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Italy.

Item 3. Source and Amount of Funds or Other Consideration.

On June 27, 2007, the Reporting Person sold 300,000 shares of Common Stock to the Issuer, and the Issuer redeemed such shares of Common Stock from the Reporting Person for an aggregate purchase price equal to $15,000.

Item 4. Purpose of Transaction.

Not applicable.

Item 5. Interest in Securities of the Issuer.

(a) Not applicable.

(b) Not applicable.

(c) The 300,000 shares of Common Stock reported herein were redeemed by the Issuer effective June 27, 2007.

(d) Not applicable.

(e) On June 27, 2007, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock issued and outstanding.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 27, 2007

/s/ Luca Toscani
Luca Toscani